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EXHIBIT 12.1

Davco Acquisition Holding Inc.
Computation of Ratio of Earnings to Fixed Charges

													Nine Months Ended
	Year Ended September 26, 1999		Year Ended October 1, 2000		Year Ended September 30, 2001		Year Ended September 29, 2002		Year Ended September 28, 2003		Last Four Quarters Ended June 27, 2004
													June 29, 2003		June 27, 2004
	(In thousands)
Net (loss) income before taxes	$(1,225)		$1,093		$(18,152)		$1,791		$3,042		$(1,161)		$1,026		$(3,177)
Amoritization of deferred financing costs	329		411		731		1,497		1,536		1,536		1,152		1,152
Interest expense	15,103		14,735		14,559		14,946		13,645		12,867		10,354		9,576
Interest component of lease rental expense	3,267		2,953		3,048		2,867		2,530		2,440		1,913		1,823

Income as adjusted	$17,474		$19,192		$186		$21,101		$20,753		$15,682		$14,445		$9,374
Fixed charges
Amoritization of deferred financing costs	$329		$411		$731		$1,497		$1,536		$1,536		$1,152		$1,152
Interest expense	15,103		14,735		14,559		14,946		13,645		12,867		10,354		9,576
Interest component of lease rental expense	3,267		2,953		3,048		2,867		2,530		2,440		1,913		1,823
Capitalized interest	$403		$246		$67		—		—		—		—		—

Total fixed charges	$19,102		$18,345		$18,405		$19,310		$17,711		$16,843		$13,419		$12,551
Ratio of earnings to fixed charges	0.91	x	1.05	x	0.01	x	1.09	x	1.17	x	0.93	x	1.08	x	0.75	x
Deficit of earnings to fixed charges	(1,628)		—		(18,219)		—		—		(1,161)		—		(3,177)

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EXHIBIT 12.1